Exhibit 99.1

News Release
NYSE, TSX: NTR

May 6, 2020 – all amounts are in US dollars except as otherwise noted

Nutrien Expects Solid First Half 2020

Despite Global Economic Uncertainty

Nutrien Ltd. (TSX and NYSE: NTR) announced today its 2020 first-quarter results, with a net loss of $35 million ($0.06 diluted net loss per share). First-quarter adjusted net loss was $0.12 per share and adjusted EBITDA was $508 million. Adjusted net loss per share and adjusted EBITDA, together with the related guidance are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section for further information.

“Nutrien continues to produce and deliver crop inputs in a safe and efficient manner to farmers across North America and around the world during this period of increased global uncertainty. We are part of an industry that is essential to supplying the food that the world continues to need,” commented Chuck Magro, Nutrien’s President and CEO.

“The first quarter is typically a weaker earnings period for us, but we are seeing strong spring demand for all crop inputs and services, as North American farmers catch up after the extreme wet weather that impacted agricultural activities last year. COVID-19 has had limited direct impact on our operations or crop input demand, and Nutrien remains in an excellent financial position with a strong balance sheet and free cash flow, a stable dividend and ample liquidity,” added Mr. Magro.

Highlights:

•

Retail EBITDA increased in the first quarter of 2020 compared to the same period in 2019 due to strong business performance in the US and Australia including organic and acquisition related growth, as well as, solid contributions from our proprietary products lines.

Our leading digital platform experienced a significant lift in engagement, providing a more convenient, efficient and safe way for our customers and agronomists to conduct business. It remains the only national and full-service agriculture ecommerce platform in North America. Total on-line sales surpassed $170 million in the US this quarter, up from about $3 million over the same period last year and accounted for approximately 40 percent of US sales of products that are currently available for purchase online.

•

Potash EBITDA in the first quarter was 38 percent lower than the same period in 2019 due to lower net realized selling prices and lower offshore sales volumes. Lower offshore sales volumes were associated with short-term cautious spot purchasing in some key international markets.

•

Nitrogen EBITDA was 14 percent lower in the first quarter of 2020 compared to the same period last year due to lower net realized selling prices which more than offset higher sales volumes and lower per tonne costs.

•

Today, Nutrien declared its second quarterly dividend in 2020 maintaining a payout rate of $0.45 per share ($1.80 annualized). The strength of our dividend is underpinned by the stability of our Retail earnings and our competitive advantages in Potash and Nitrogen. We expect this to be in line with our target range of returning 40 to 60 percent of annual free cash flow to our shareholders.

•

We enhanced our liquidity position by increasing short-term debt facilities and drawing upon available credit lines to bolster our cash position, providing additional resources to operate efficiently through times of increased market volatility.

•

The health and safety of our employees, customers and communities is our top priority and no layoffs have been required. In this regard, our COVID response team has been working with world-class medical advisors to develop policies, practices and business continuity plans to help safeguard our stakeholders. We have also expanded our donations program to the communities in which we operate in this time of need.

•

Nutrien full-year 2020 adjusted net earnings per share and adjusted EBITDA guidance was lowered to $1.50 to $2.10 per share and $3.5 billion to $3.9 billion, respectively. First-half 2020 guidance is provided at $1.20 to $1.40 adjusted net earnings per share.

Management’s Discussion and Analysis

The following management’s discussion and analysis (“MD&A”) is the responsibility of management and is dated as of May 6, 2020. The Board of Directors (“Board”) of Nutrien carries out its responsibility for review of this disclosure principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication approves this disclosure pursuant to the authority delegated to it by the Board. The term “Nutrien” refers to Nutrien Ltd. and the terms “we,” “us,” “our,” “Nutrien” and “the Company” refer to Nutrien and, as applicable, Nutrien and its direct and indirect subsidiaries on a consolidated basis. Additional information relating to Nutrien (which, except as otherwise noted, is not incorporated by reference herein), including our 2019 Annual Report dated February 19, 2020, which includes our consolidated financial statements and management’s discussion and analysis and our Annual Information Form, each for the year ended December 31, 2019, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. No update is provided to the disclosure in our annual MD&A except for material information since the date of our annual MD&A. The Company is a foreign private issuer under the rules and regulations of the US Securities and Exchange Commission (“SEC”).

This MD&A is based on the Company’s unaudited interim condensed consolidated financial statements as at and for the three months ended March 31, 2020 (“interim financial statements”) based on International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” unless otherwise stated. This MD&A contains certain non-IFRS financial measures and forward-looking statements which are described in the “Non-IFRS Financial Measures” section and the “Forward-Looking Statements” section respectively.

Market Outlook

Agriculture and Retail

•

The global economic downturn has created increased market volatility and uncertainty, however, crop prices have been less impacted than other commodities that are more fundamentally tied to economic growth. Historically, there has been minimal direct correlation between global food consumption and economic growth. Nonetheless, we expect some negative impacts resulting from lower non-food consumption, in particular reduced corn use for ethanol production.

•

We continue to expect strong crop input demand in our core markets, all of which have declared agriculture an essential service. The US Department of Agriculture’s (USDA) March 2020 Prospective Plantings report projected a 15 million acre increase in major crop acreage, which we expect to support a 1 to 3 percent increase in total crop input expenditures in the US.

•

Brazilian soybean and corn prices are at near historical highs, which we expect will support higher soybean acreage in its 2020 planting season. Despite the recent devaluation of the Brazilian real versus the US dollar, grower economics are naturally hedged as they sell their crops and buy inputs in US dollars.

•

In Australia, soil moisture levels have improved significantly after several years of drought conditions which is supporting the outlook for crop input demand in 2020. We expect a delayed start to the spring application season in Western Canada as some 2019 crop is being harvested this spring, but prices of certain crops have firmed and we expect strong crop input demand in 2020.

Crop Nutrient Markets

•

Global potash prices continue to be under pressure which led to cautious spot purchasing in offshore markets. We expect offshore shipments to increase with improved market clarity in the coming months.

We have seen strong farm-level demand and wholesale shipments in North America and expect lower channel inventories entering the third quarter of 2020 assuming the continuation of normal weather conditions. However, we have reduced our projected 2020 global potash shipment range by approximately 1 million tonnes to between 65 and 67 million tonnes to reflect lower expectations in Southeast Asia and lower-than-expected shipments so far in 2020.

•

Nitrogen prices have been relatively stable so far in 2020, particularly in the North American market where we expect nitrogen demand to remain strong through the planting season. However, we expect weakness in the global economy resulting from COVID-19 to impact global industrial nitrogen demand in 2020.

•

North American phosphate prices have been firm in the spring season supported by strong demand, but they remain well below previous year levels. Chinese DAP/MAP exports were down 10 percent year-over-year in the first quarter of 2020.

Financial Outlook and Guidance

Based on market factors detailed above, we are lowering 2020 adjusted net earnings guidance to $1.50 to $2.10 per share (from $1.90 to $2.60 per share previously) and adjusted EBITDA guidance to $3.5 to $3.9 billion (from $3.8 to $4.3 billion previously). First-half 2020 adjusted net earnings guidance is provided at $1.20 to $1.40 per share.

All guidance numbers, including those noted above are outlined in the tables below. Refer to page 46 of Nutrien’s 2019 Annual Report for related sensitivities.

2020 Guidance Ranges [1]	Low	High

Adjusted net earnings per share [2]	$1.50	$2.10

Adjusted EBITDA (billions) [2]	$3.5	$3.9

Retail EBITDA (billions)	$1.4	$1.5

Potash EBITDA (billions)	$1.0	$1.2

Nitrogen EBITDA (billions)	$1.1	$1.3

Phosphate EBITDA (millions)	$150	$200

Potash sales tonnes (millions) [3]	12.1	12.5

Nitrogen sales tonnes (millions) [3]	10.9	11.5

Depreciation and amortization (billions)	$1.8	$1.9

Effective tax rate	22%	24%

Sustaining capital expenditures (billions)	$0.9	$1.0

1 See the “Forward-Looking Statements” section.

2 See the “Non-IFRS Financial Measures” section.

3 Manufactured products only. Nitrogen excludes ESN® and Rainbow products.

Consolidated Results

	Three Months Ended March 31
(millions of US dollars)	2020	2019	% Change
Sales	4,186	3,719	13
Freight, transportation and distribution	212	171	24
Cost of goods sold	3,101	2,573	21
Gross margin	873	975	(10)
Expenses	791	799	(1)
Net (loss) earnings	(35)	41	n/m
EBITDA [1]	555	596	(7)
Adjusted EBITDA [1]	508	704	(28)
Free cash flow (“FCF”) [1]	181	382	(53)
FCF including changes in non-cash operating working capital [1]	(689)	(683)	1
1 See the “Non-IFRS Financial Measures” section.

A net loss in the first quarter of 2020 was caused primarily by the impacts of lower selling prices from a temporary slowdown in certain fertilizer markets. COVID-19 had limited direct impact on our business. Strong Retail sales and gross margin, and solid operating results in our nutrient production businesses helped to offset this impact. In the first quarter, we also realized a share-based compensation recovery and foreign exchange gains.

Segment Results

Our discussion of segment results set out on the following pages is a comparison of the results for the three months ended March 31, 2020 to the results for the three months ended March 31, 2019, unless otherwise noted.

Retail

(millions of US dollars, except as otherwise noted)	Three Months Ended March 31
	Dollars			Gross Margin			Gross Margin (%)
	2020	2019	% Change	2020	2019	% Change	2020	2019
Sales
Crop nutrients	785	687	14	156	131	19	20	19
Crop protection products	1,010	744	36	157	117	34	16	16
Seed	394	356	11	59	50	18	15	14
Merchandise	216	108	100	34	19	79	16	18
Services and other	244	144	69	123	92	34	50	64
	2,649	2,039	30	529	409	29	20	20
Cost of goods sold	2,120	1,630	30
Gross margin	529	409	29
Expenses [1]	677	571	19
Earnings (loss) before finance costs and taxes (“EBIT”)	(148)	(162)	(9)
Depreciation and amortization	155	136	14
EBITDA	7	(26)	n/m

1 Includes selling expenses of $635 million (2019 – $532 million).

•

EBITDA was higher in the first quarter of 2020 due to stronger sales and stable-to-improving margins in the three largest sales categories. Improved operating results in the US and Australia more than offset the impact of foreign exchange depreciation in regions outside of the US. Selling expenses increased primarily due to the Ruralco Holdings Limited (“Ruralco”) acquisition but were lower as a percentage of sales compared to the same period last year.

•

Crop nutrients sales increased in the first quarter of 2020 due to higher sales volumes associated with improved application conditions. Selling prices were lower in the first quarter of 2020 compared to the same period in 2019 as a result of declines in global benchmark prices. Gross margin percentage increased due to strategic purchasing, stronger margins in the US and an increased mix of higher margin specialty and proprietary product sales.

•

Crop protection products sales in the first quarter increased compared to the same period last year due to strong demand in the US and Australia, supported by improved weather conditions, the expectation of higher seeded acreage and the Ruralco acquisition. Gross margin percentage was similar to the same period in 2019 as higher margins achieved in the US were offset by lower margins in Australia primarily due to the Ruralco acquisition.

•	Seed sales and gross margin percentage in the first quarter of 2020 increased compared to the same period in 2019 due to the increase in higher value corn and cotton seed sales.

•

Merchandise sales and gross margin increased in the first quarter of 2020 compared to the first quarter of 2019 due primarily to the addition of the Australian Ruralco business. Gross margin percentage decreased slightly due to a product mix change also associated with the Ruralco acquisition.

•

Services and other sales were higher in the first quarter of 2020 compared to the same period last year due to the Ruralco acquisition and improved applications in the US. Gross margin percentage decreased in the quarter due to product mix changes resulting primarily from the acquisition of Ruralco.

Potash

(millions of US dollars, except as otherwise noted)	Three Months Ended March 31
	Dollars			Tonnes (thousands)			Average per Tonne
	2020	2019	% Change	2020	2019	% Change	2020	2019	% Change

Manufactured product

Net sales

North America	225	245	(8)	1,147	976	18	196	250	(22)

Offshore	292	451	(35)	1,730	1,944	(11)	169	232	(27)

	517	696	(26)	2,877	2,920	(1)	180	238	(24)

Cost of goods sold	265	272	(3)				92	93	(1)

Gross margin - manufactured	252	424	(41)				88	145	(39)

Gross margin - other [1]	-	1	(100)	Depreciation and amortization			33	34	(3)

Gross margin - total	252	425	(41)	Gross margin excluding depreciation

Expenses [2]	63	64	(2)	and amortization - manufactured [3]			121	179	(32)

EBIT	189	361	(48)	Potash cash cost of product

Depreciation and amortization	96	100	(4)	manufactured [3]			60	58	3

EBITDA	285	461	(38)

1 Includes other potash and purchased products and is comprised of net sales of $Nil (2019 – $1 million) less cost of goods sold of $Nil (2019 – $Nil).

2 Includes provincial mining and other taxes of $57 million (2019 – $63 million).

3 See the “Non-IFRS Financial Measures” section.

•	EBITDA decreased in the first quarter due to a combination of lower net realized selling prices and a reduction in offshore sales volumes that offset higher North American sales volumes.

•

Sales volumes in North America were higher than the first quarter of 2019, as demand was supported by an expected increase in total seeded acreage and more favorable weather following several challenging application seasons. Offshore sales volumes in the first quarter of 2020 were lower than the first quarter of 2019 when Canpotex Limited (“Canpotex”) shipped record volumes. Offshore demand was impacted by short-term cautious spot purchasing in some international markets.

•	Net realized selling price decreased in the first quarter of 2020 reflecting lower benchmark prices caused by a temporary slowdown in offshore demand.

•

Cost of goods sold per tonne in the first quarter of 2020 was similar to the first quarter of 2019, as the effects of higher production at our lower cost mines were offset by the temporary downtime at the Vanscoy mine that was extended by a fire at the loadout facility. Potash cash cost of product manufactured per tonne increased slightly in the first quarter primarily due to temporary downtime at the Vanscoy mine.

Canpotex Sales by Market

(percentage of sales volumes, except as otherwise noted)	Three Months Ended March 31
	2020	2019	% Change
Latin America	25	19	32
Other Asian markets [1]	29	33	(12)
China	27	30	(10)
India	12	10	20
Other markets	7	8	(13)
	100	100

1 All Asian markets except China and India.

Nitrogen

	Three Months Ended March 31
(millions of US dollars, except as otherwise noted)	Dollars			Tonnes (thousands)			Average per Tonne
	2020	2019	% Change	2020	2019	% Change	2020	2019	% Change
Manufactured product
Net sales
Ammonia	130	162	(20)	567	644	(12)	229	252	(9)
Urea	237	213	11	856	647	32	277	330	(16)
Solutions, nitrates and sulfates	163	171	(5)	1,105	948	17	148	180	(18)
	530	546	(3)	2,528	2,239	13	210	244	(14)
Cost of goods sold	444	398	12				176	178	(1)
Gross margin - manufactured	86	148	(42)				34	66	(48)
Gross margin - other [1]	11	18	(39)	Depreciation and amortization			59	50	18
Gross margin - total	97	166	(42)	Gross margin excluding depreciation
Expenses	11	5	120	and amortization - manufactured			93	116	(20)
EBIT	86	161	(47)	Ammonia controllable cash cost of
Depreciation and amortization	150	113	33	product manufactured [2]			47	43	9
EBITDA	236	274	(14)

1 Includes other nitrogen (including ESN® and Rainbow) and purchased products and is comprised of net sales of $148 million (2019 – $131 million) less cost of goods sold of $137 million (2019 – $113 million).

2 See the “Non-IFRS Financial Measures” section.

•

EBITDA decreased in the first quarter of 2020 due to lower net realized selling prices and lower earnings from equity-accounted investees which more than offset higher sales volumes and lower costs per tonne.

•

Sales volumes were higher compared to the first quarter of 2019 due primarily to the stronger start to the US spring application season this year. This was partially offset by lower ammonia production and sales volumes out of Trinidad.

•	Net realized selling price of nitrogen was lower in the first quarter of 2020 due to lower global and North American benchmark prices across all products compared to the first quarter of 2019.

•

Cost of goods sold per tonne of nitrogen decreased modestly in the first quarter, driven primarily by lower natural gas prices. This was offset by higher depreciation and amortization due to major turnaround work and expansion projects completed in 2019, including the conversion of the Redwater facility to produce only ammonium sulfate. Ammonia controllable cash cost of product manufactured per tonne increased due to lower ammonia production levels.

Natural Gas Prices

	Three Months Ended March 31

(US dollars per MMBtu, except as otherwise noted)	2020	2019	% Change

Overall gas cost excluding realized derivative impact	2.24	2.98	(25)

Realized derivative impact	0.05	0.05	-
Overall gas cost	2.29	3.03	(24)

Average NYMEX	1.95	3.15	(38)

Average AECO	1.62	1.47	10

Phosphate

(millions of US dollars, except as otherwise noted)	Three Months Ended March 31
	Dollars			Tonnes (thousands)			Average per Tonne
	2020	2019	% Change	2020	2019	% Change	2020	2019	% Change

Manufactured product

Net sales

Fertilizer	173	208	(17)	568	491	16	305	423	(28)

Industrial and feed	106	111	(5)	191	204	(6)	556	545	2

	279	319	(13)	759	695	9	368	459	(20)

Cost of goods sold	287	304	(6)				379	437	(13)

Gross margin - manufactured	(8)	15	n/m				(11)	22	n/m

Gross margin - other [1]	1	(1)	n/m	Depreciation and amortization			83	86	(3)

Gross margin - total	(7)	14	n/m	Gross margin excluding depreciation

Expenses	10	6	67	and amortization - manufactured			72	108	(33)

EBIT	(17)	8	n/m
Depreciation and amortization	63	60	5
EBITDA	46	68	(32)

1 Includes other phosphate and purchased products and is comprised of net sales of $34 million (2019 - $30 million) less cost of goods sold of $33 million (2019 -$31 million).

•

EBITDA decreased in the first quarter of 2020 due to lower net realized fertilizer prices driven by a decline in dry phosphate benchmark pricing. This was partly offset by higher net realized selling prices for industrial and feed products, lower raw material costs and higher sales volumes.

•

Sales volumes increased in the first quarter, despite the conversion of the Redwater phosphate facility to an ammonium sulfate facility in mid-2019. The increase was due primarily to a strong start to the spring application season in the US, following adverse weather in both the spring and fall application seasons of 2019.

•

Net realized selling price decreased in the first quarter compared to the same period in 2019, as higher prices for industrial and feed products were more than offset by lower dry phosphate fertilizer prices.

•	Cost of goods sold per tonne decreased in the first quarter compared to the same period in 2019 due to lower sulfur and phosphate rock costs.

Corporate and Others

(millions of US dollars, except as otherwise noted)	Three Months Ended March 31
	2020	2019	% Change

Sales [1]	27	28	(4)

Cost of goods sold	25	28	(11)

Gross margin	2	-	n/m

Selling expenses	(5)	(6)	(17)

General and administrative expenses	60	64	(6)

Provincial mining and other taxes	-	1	(100)

Share-based compensation (recovery) expense	(32)	57	n/m

Impairment of assets	-	33	(100)

Other expenses	7	4	75

EBIT	(28)	(153)	(82)

Depreciation and amortization	9	11	(18)

EBITDA	(19)	(142)	(87)

Finance costs	133	123	8

Income tax (recovery) expense	(16)	12	n/m

Other comprehensive (loss) income	(358)	32	n/m

1 Primarily relates to our non-core Canadian business.

•

Share-based compensation (recovery) expense - We had a recovery in the first quarter of 2020 as our share price decreased primarily resulting from market volatility due to the global COVID-19 pandemic, compared to an increase in share price in the comparative period which resulted in an expense.

•	Impairment of assets was lower due to a $33 million impairment of our intangible assets as a result of Fertilizantes Heringer S.A. filing for bankruptcy protection in the first quarter of 2019.

•

Income tax (recovery) expense - The increase in the effective tax rates on net earnings for the first quarter of 2020 compared to the same period last year is a result of a change in proportionate earnings (loss) between jurisdictions.

•

Other comprehensive (loss) income was a loss in the first quarter of 2020 compared to income in the comparative quarter primarily due to net losses on translation of our Retail operations in Canada and Australia as the Canadian and Australian dollars significantly depreciated relative to the US dollar. We also had an unrealized fair value loss in our investment in Sinofert Holdings Ltd. These recent greater-than-normal fluctuations in foreign exchange rates and the mark-to-market value of our investments were primarily attributable to increased market volatility as a result of the global COVID-19 pandemic.

Financial Condition Review

The following balance sheet categories contained variances that were considered significant:

	As at

(millions of US dollars, except as otherwise noted)	March 31, 2020	December 31, 2019	$ Change	% Change
Assets
Cash and cash equivalents	3,182	671	2,511	374
Receivables	3,837	3,542	295	8
Inventories	6,290	4,975	1,315	26
Prepaid expenses and other current assets	716	1,477	(761)	(52)
Liabilities and Equity
Short-term debt	5,498	976	4,522	463
Current portion of long-term debt	-	502	(502)	(100)
Long-term debt	8,544	8,553	(9)	-
Accumulated other comprehensive loss	(607)	(251)	(356)	142
Retained earnings	6,815	7,101	(286)	(4)

•	Explanations for changes in Cash and cash equivalents are in the “Sources and Uses of Cash” section.

•

Receivables increased due to seasonal Retail sales resulting in higher receivables from customers in Australia with contributions from our recent Ruralco acquisition and higher vendor rebate receivables in North America.

•	Inventories increased due to seasonal Retail inventory build-up in preparation for the spring application season.

•	Prepaid expenses and other current assets decreased due to Retail taking delivery of prepaid inventory (primarily seed and crop protection) in preparation for the spring application season.

•

Short-term debt increased as we borrowed under credit facilities and issued commercial paper to raise cash for short-term seasonal working capital needs and to ensure that we have sufficient liquidity in the volatile market caused by the COVID-19 pandemic. Refer to “Capital Structure and Management” section for details.

•	Long-term debt (including current portion) decreased due to the repayment of $500 million in notes that matured and were repaid in the quarter.

•

Accumulated other comprehensive loss increased primarily due to net losses on translation of our Retail operations in Canada and Australia as the Canadian and Australian dollars significantly depreciated relative to the US dollar. The global COVID-19 pandemic has resulted in greater-than-normal fluctuations in foreign exchange rates.

•	Retained earnings decreased primarily due to dividends declared.

Liquidity and Capital Resources

Sources and Uses of Liquidity

We believe that internally generated cash flow, supplemented by available borrowings under our existing financing sources, if necessary, will be sufficient to meet our anticipated capital expenditures and other cash requirements for at least the next 12 months. As further developments and impacts of COVID-19 are highly uncertain and cannot be predicted, we took steps to enhance our liquidity in the first quarter and subsequent to March 31, 2020. Refer to “Capital Structure and Management” section for details on our existing credit facilities.

Key uses in the first quarter included:

•

Repurchased approximately 4 million common shares for cancellation at a cost of $160 million with an average price per share of $41.96. At March 31, 2020, we had approximately 28 million shares available to repurchase under the normal course issuer bid, which expires on February 26, 2021. See Note 9 to the interim financial statements.

•	Repaid at maturity $500 million of 4.875 percent notes in the first quarter of 2020. See Note 8 to the interim financial statements.
•	Paid $256 million in dividends to shareholders in the first quarter of 2020.

Key sources in the first quarter included:

•	Increased commercial paper outstanding from $650 million to $1,651 million.
•

Borrowed $3,050 million and $450 million on our unsecured revolving term and uncommitted revolving demand credit facilities, respectively, to provide additional liquidity in the volatile market caused by the COVID-19 pandemic.

•	Filed a base shelf prospectus in Canada and the US qualifying the issuance of up to $5 billion of common shares, debt and other securities during a period of 25 months from March 16, 2020.

Sources and Uses of Cash

(millions of US dollars, except as otherwise noted)	Three Months Ended March 31
	2020	2019	% Change

Cash used in operating activities	(526)	(515)	2

Cash used in investing activities	(445)	(809)	(45)

Cash provided by (used in) financing activities	3,519	(609)	n/m

Effect of exchange rate changes on cash and cash equivalents	(37)	(8)	363

Increase (decrease) in cash and cash equivalents	2,511	(1,941)	n/m

Cash and cash equivalents increased by $2,511 million this quarter compared to a decrease of $1,941 million in the comparative quarter, due to:

•	A $430 million decrease in cash used for acquisitions compared to the same period in 2019 primarily from fewer Retail acquisitions in the first quarter of 2020.
•

An increase in our short-term debt net borrowings by $3,490 million compared to the same period in 2019. We plan to use the cash raised in the current quarter for short-term seasonal working capital needs and to provide additional liquidity in the volatile market caused by the COVID-19 pandemic.

•	Cash payments to shareholders in the form of share repurchases decreased $638 million compared to the same period in 2019.
•

Cash used in operating activities was mostly unchanged. Although we had a net loss in the first quarter of 2020 compared to net earnings in the same period in 2019, this was mostly offset by improved non-cash operating working capital management.

Capital Structure and Management

Principal Debt Instruments

In response to the COVID-19 pandemic, we enhanced our liquidity position by drawing on our existing credit facilities and adding new committed facilities. We use a combination of cash generated from operations and short-term and long-term debt to finance our operations. We are in compliance with our debt covenants and did not have any changes to our credit ratings in the three months ended March 31, 2020.

Short-term Debt

	As at March 31, 2020
(millions of US dollars)	Rate of Interest (%)	Total Facility Limit	Outstanding and Committed	Remaining Available

Credit facilities

Unsecured revolving term credit facility	2.0 - 2.4	4,500	3,050	1,450

Uncommitted revolving demand facility	2.7 - 2.8	500	450	50

Committed revolving credit facilities	Nil	300	-	300

Other credit facilities [1]	1.3 - 10.4	710	347	363

Commercial paper	1.4 - 2.8		1,651

Total			5,498

1 Other credit facilities are unsecured and consist of South American facilities with debt of $150 (December 31, 2019 – $149) and interest rates ranging from 2.8 percent to 10.4 percent, Australian facilities with debt of $155 (December 31, 2019 – $157) and interest rates ranging from 1.9 percent to 2.2 percent, and Other facilities with debt of $42 (December 31, 2019 – $20) and interest rates ranging from 1.3 percent to 2.5 percent.

The amount available under the commercial paper program is limited to the availability of backup funds under the $4,500 million unsecured revolving term credit facility and excess cash invested in highly liquid securities.

Subsequent to March 31, 2020, and in addition to the $300 million new committed revolving facilities entered into during the first quarter, we entered into new committed revolving credit facilities totaling approximately $1.2 billion, all with the same principal covenants and events of default as our existing credit facilities. At May 5, 2020, our short-term debt balance decreased by approximately $2.4 billion from March 31, 2020 as a result of repayments on our unsecured revolving term credit facility and commercial paper settlements net of drawdowns with a corresponding decrease in cash and cash equivalents.

Long-term Debt

Our long-term debt consists primarily of notes and lease liabilities. See the “Capital Structure and Management” section of our 2019 Annual Report for information on balances, rates and maturities for our notes. During the quarter, we repaid the $500 million 4.875 percent notes that matured March 30, 2020.

Outstanding Share Data

As at April 30, 2020
Common shares	569,145,935
Options to purchase common shares	11,398,033

For more information on our capital structure and management, see Note 26 to our 2019 financial statements.

Quarterly Results

(millions of US dollars, except as otherwise noted)	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018
Sales	4,186	3,442	4,169	8,693	3,719	3,762	4,034	8,145
Net earnings (loss) from continuing operations	(35)	(48)	141	858	41	296	(1,067)	741
Net earnings from discontinued operations	-	-	-	-	-	2,906	23	675
Net earnings (loss)	(35)	(48)	141	858	41	3,202	(1,044)	1,416
EBITDA	555	499	785	1,781	596	944	(932)	1,507
Earnings (loss) per share (“EPS”) from continuing operations
Basic	(0.06)	(0.08)	0.25	1.48	0.07	0.48	(1.74)	1.18
Diluted	(0.06)	(0.08)	0.24	1.47	0.07	0.48	(1.74)	1.17
EPS
Basic	(0.06)	(0.08)	0.25	1.48	0.07	5.23	(1.70)	2.25
Diluted	(0.06)	(0.08)	0.24	1.47	0.07	5.22	(1.70)	2.24

Seasonality in our business results from increased demand for products during the planting season. Crop input sales are generally higher in the spring and fall application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are concentrated in December and January and inventory prepayments paid to our vendors are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

In the first quarter of 2020 and fourth quarter of 2019, Potash earnings were impacted by lower sales volumes and net realized selling prices caused by a temporary slowdown in global demand and higher customer inventory levels. In the second quarter and fourth quarter of 2018, earnings were impacted by $0.6 billion and $2.9 billion, respectively, in after-tax gains on the sales of our investments in Sociedad Quimica y Minera de Chile S.A. and Arab Potash Company, which were categorized as discontinued operations. In the third quarter of 2018, earnings were impacted by a $1.8 billion non-cash impairment to property, plant and equipment in the Potash segment.

Risk Factors

Coronavirus Disease (COVID-19) Pandemic

Epidemics, pandemics or other such crises or public health concerns in regions of the world where we have operations or source material or sell products, could impact or disrupt our business. Specifically, the ongoing COVID-19 outbreak has resulted in increased travel restrictions and extended shutdowns of certain businesses around the world, as well as a deterioration of general economic conditions. These or any governmental or other regulatory developments or health concerns in countries in which we operate could result in operational restrictions or social and economic instability, or labor shortages. More specifically, there remains uncertainty relating to the potential impact that COVID-19 could eventually have on our business. It is still possible that COVID-19 could impact our operations, create supply chain disruptions and/or limit our ability to timely sell or distribute our products in the future which would negatively impact our business, financial condition and operating results. It is also possible the fallout from COVID-19 could negatively impact our customers, even though the agriculture sector is classified as an essential service. Any significant long-term downturn in the global economy or agricultural markets could impact the Company’s access to capital or credit ratings, or our customers’ access to liquidity, which could increase our counterparty credit exposure.

Controls and Procedures

There has been no change in our internal controls over financial reporting during the three months ended March 31, 2020 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Forward-Looking Statements

Certain statements and other information included and incorporated by reference in this document constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this document, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to: Nutrien’s 2020 annual and first half guidance, including expectations regarding our adjusted net earnings per share, adjusted EBITDA and EBITDA by segment; capital spending expectations for 2020; expectations regarding our liquidity; expectations regarding performance of our operating segments in 2020; our operating segment market outlooks and market conditions for 2020, including the impact of COVID-19 thereon, and the anticipated supply and demand for our products and services, expected market and industry conditions with respect to crop nutrient application rates, planted acres, crop mix, prices and the impact of currency fluctuations and import and export volumes; and acquisitions and divestitures, and the expected synergies associated with various acquisitions, including timing thereof. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although we believe that these assumptions are reasonable, having regard to our experience and our perception of historical trends, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to greater uncertainty. The additional key assumptions that have been made include, among other things, assumptions with respect to our ability to successfully complete, integrate and realize the anticipated benefits of our already completed and future acquisitions, and that we will be able to implement our standards, controls, procedures and policies at any acquired businesses to realize the expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by us, including with respect to prices, margins, demand, supply, product availability, supplier agreements, availability and cost of labor and interest, exchange and effective tax rates; the completion of our expansion projects on schedule, as planned and on budget; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2020 and in the future; our expectations regarding the impacts, direct and indirect, of COVID-19 on our business, customers, business partners, employees, supply chain, other stakeholders and the overall economy; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; our ability to maintain investment grade ratings and achieve our performance targets; and the receipt, on time, of all necessary permits, utilities and project approvals with respect to our expansion projects and that we will have the resources necessary to meet the projects’ approach.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; failure to complete announced and future acquisitions or divestitures at all or on the expected terms and within the expected timeline; climate change and weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy (including tariffs, trade restrictions and climate change initiatives), government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; political risks, including civil unrest, actions by armed groups or conflict and malicious acts including terrorism; the occurrence of a major environmental or safety incident; innovation and cybersecurity risks related to our systems, including our costs of addressing or mitigating such risks; regional natural gas supply restrictions; counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; gas supply interruptions; any significant impairment of the carrying value of certain assets; risks related to reputational loss; certain complications that may arise in our mining processes; the ability to attract, engage and retain skilled employees and strikes or other forms of work stoppages; the COVID-19 pandemic and resulting effects on economic conditions, restrictions imposed by public health authorities or governments, fiscal and monetary responses by governments and financial institutions and disruptions to global supply chains; and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States.

The purpose of our expected adjusted net earnings per share (full year and first-half 2020), adjusted EBITDA and EBITDA by segment guidance ranges are to assist readers in understanding our expected financial results, and this information may not be appropriate for other purposes.

Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable US federal securities laws.

Terms and Definitions

For the definitions of certain financial and non-financial terms used in this document, as well as a list of abbreviated company names and sources, see the “Terms and Definitions” section of our 2019 Annual Report dated February 19, 2020. All references to per share amounts pertain to diluted net earnings (loss) per share, “n/m” indicates information that is not meaningful and all financial data are stated in millions of US dollars, unless otherwise noted.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute 25 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

For Further Information:

Investor Relations:

Richard Downey

Vice President, Investor Relations

(403) 225-7357

Investors@nutrien.com

Tim Mizuno

Senior Manager, Investor Relations

(306) 933-8548

Media Relations:

Will Tigley

Manager, Communications – CEO and Corporate Functions

(403) 225-7310

Contact us at: www.nutrien.com

Selected financial data for download can be found in our data tool at www.nutrien.com/investors/interactive-datatool

Such data is not incorporated by reference herein.

Nutrien will host a Conference Call on Thursday, May 7, 2020 at 10:00 am Eastern Time.

•	Telephone Conference dial-in numbers:
•	From Canada and the US 1-833-979-2654
•	International 1-236-714-2169
•	Access code required: 7696325. Please dial in 15 minutes prior to ensure you are placed on the call in a timely manner.
•	Live Audio Webcast: Visit www.nutrien.com/investors/events/2020-q1-earnings-conference-call

Appendix A - Selected Additional Financial Data

Selected Retail measures	Three Months Ended March 31
	2020	2019

Proprietary products margin as a percentage of product line margin (%)

Crop nutrients	31	22

Crop protection products	40	40

Seed	36	46

All products	25	25

Crop nutrients sales volumes (tonnes - thousands)

North America	1,426	1,139

International	599	440

Total	2,025	1,579

Crop nutrients selling price per tonne

North America	416	472

International	318	340

Total	387	435

Crop nutrients gross margin per tonne

North America	93	98

International	38	43

Total	77	83

Financial performance measures	2020 Target	2020 Actuals

Retail EBITDA to sales (%) [1,2]	10	9

Retail adjusted average working capital to sales (%) [1,2]	21	21

Retail cash operating coverage ratio (%) [1,2]	61	62

Retail EBITDA per US selling location (thousands of US dollars) [1,2]	1,000	967

1 Rolling four quarters ended March 31, 2020.

2 See the “Non-IFRS Financial Measures” section.

Nutrien Financial	As at March 31, 2020

(millions of US dollars)	Current	31-90 days past due	>90 days past due	Allowance [2]	Total

Nutrien Financial receivables [1]	731	51	23	(10)	795

1 See the “Non-IFRS Financial Measures” section.

2 Allowance for expected credit losses of receivables from customers.

Selected Nitrogen measures	Three Months Ended March 31
	2020	2019

Sales volumes (tonnes - thousands)

Fertilizer	1,411	1,018

Industrial and feed	1,117	1,221

Net sales (millions of US dollars)

Fertilizer	318	284

Industrial and feed	212	262

Net selling price per tonne

Fertilizer	226	280

Industrial and feed	190	214

Production measures	Three Months Ended March 31
	2020	2019

Potash production (Product tonnes - thousands)	3,035	3,499

Potash shutdown weeks [1]	12	1

Nitrogen production (Ammonia tonnes - thousands) [2]	1,447	1,635

Ammonia operating rate (%) [3]	91	93

Phosphate production (P2O5 tonnes - thousands) [4]	372	393

Phosphate P2O5 operating rate (%) [4]	88	94

1 Represents weeks of full production shutdown, excluding the impact of any periods of reduced operating rates and planned routine annual maintenance shutdowns and announced workforce reductions.

2 All figures are provided on a gross production basis.

3 Excludes Trinidad and Joffre.

4 Excludes Redwater. Comparative figures were restated to exclude Redwater.

Appendix B - Non-IFRS Financial Measures

We use both IFRS and certain non-IFRS financial measures to assess performance. Non-IFRS financial measures are numerical measures of a company’s performance, that either exclude or include amounts that are not normally excluded or included in the most directly comparable measures calculated and presented in accordance with IFRS. In evaluating these measures, investors should consider that the methodology applied in calculating such measures may differ among companies and analysts.

Management believes the non-IFRS financial measures provide transparent and useful supplemental information to help investors evaluate our financial performance, financial condition and liquidity using the same measures as management. These non-IFRS financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following section outlines our non-IFRS financial measures, their definitions and why management uses each measure. It includes reconciliations to the most directly comparable IFRS measures. Except as otherwise described herein, our non-IFRS financial measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable. As non-recurring or unusual items arise, we generally exclude these items in our calculation.

EBITDA and Adjusted EBITDA

Most directly comparable IFRS financial measure: Net earnings (loss).

Definition: EBITDA is calculated as net earnings (loss) before finance costs, income taxes and depreciation and amortization. Adjusted EBITDA is calculated as net earnings (loss) before finance costs, income taxes, depreciation and amortization, Merger and related costs, certain acquisition and integration related costs, share-based compensation, impairment of assets, certain foreign exchange gain/loss (net of related derivatives), and COVID-19 related expenses. We have amended our calculation of adjusted EBITDA to adjust for the impact of COVID-19 related expenses. There were no similar expenses in the comparative period.

Why we use the measure and why it is useful to investors: These are meaningful measures because they are not impacted by long-term investment and financing decisions, but rather focus on the performance of our day-to-day operations. These provide a measure of our ability to service debt and to meet other payment obligations.

	Three Months Ended March 31

(millions of US dollars)	2020	2019
Net (loss) earnings	(35)	41
Finance costs	133	123
Income tax (recovery) expense	(16)	12
Depreciation and amortization	473	420
EBITDA	555	596
Merger and related costs	-	11
Acquisition and integration related costs	10	-
Share-based compensation (recovery) expense	(32)	57
Impairment of assets	-	33
COVID-19 related expenses	2	-
Foreign exchange (gain) loss, net of related derivatives	(27)	7
Adjusted EBITDA	508	704

Adjusted EBITDA and Adjusted Net Earnings (Loss) Per Share Guidance

This guidance is provided on a non-IFRS basis. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with IFRS due to unknown variables and the uncertainty related to future results. These unknown variables may include unpredictable transactions of significant value that may be inherently difficult to determine, without unreasonable efforts. Guidance excludes the impacts of acquisition and integration related costs, share-based compensation, certain foreign exchange gain/loss (net of related derivatives), and COVID-19 related expenses.

Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) Per Share

Most directly comparable IFRS financial measure: Net earnings (loss) and net earnings (loss) per share.

Definition: Net earnings (loss) before certain acquisition and integration related costs, share-based compensation, certain foreign exchange gain/loss (net of related derivatives), and COVID-19 related expenses, net of tax. We have amended our calculation of adjusted net loss to adjust for the impact of COVID-19 related expenses.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations excluding the effects of non-operating items.

	Three Months Ended March 31, 2020
(millions of US dollars, except as otherwise noted)	Increases (Decreases)	Post-Tax	Per Diluted Share
Net loss		(35)	(0.06)
Adjustments:
Acquisition and integration related costs	10	8	0.01
Share-based compensation recovery	(32)	(24)	(0.04)
COVID-19 related expenses	2	2	-
Foreign exchange gain, net of related derivatives	(27)	(20)	(0.03)
Adjusted net loss		(69)	(0.12)

Free Cash Flow and Free Cash Flow Including Changes in Non-Cash Operating Working Capital

Most directly comparable IFRS financial measure: Cash from operations before working capital changes.

Definition: Cash from operations before working capital changes less sustaining capital expenditures. We also calculate a similar measure which includes changes in non-cash operating working capital.

Why we use the measure and why it is useful to investors: For evaluation of liquidity and financial strength, and as a component of employee remuneration calculations. These are also useful as an indicator of our ability to service debt, meet other payment obligations and make strategic investments. These do not represent residual cash flow available for discretionary expenditures.

	Three Months Ended March 31
(millions of US dollars)	2020	2019

Cash from operations before working capital changes	344	550

Sustaining capital expenditures	(163)	(168)
Free cash flow	181	382
Changes in non-cash operating working capital	(870)	(1,065)
Free cash flow including changes in non-cash operating working capital	(689)	(683)

Potash Cash Cost of Product Manufactured (“COPM”)

Most directly comparable IFRS financial measure: Cost of goods sold (“COGS”) for the Potash segment.

Definition: Potash COGS for the period excluding depreciation and amortization expense and inventory and other adjustments divided by the production tonnes for the period.

Why we use the measure and why it is useful to investors: To assess operational performance. Potash cash COPM excludes the effects of production from other periods and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

	Three Months Ended March 31
(millions of US dollars, except as otherwise noted)	2020	2019

Total COGS - Potash	265	272

Change in inventory	8	44

Other adjustments	(2)	(7)

COPM	271	309

Depreciation and amortization included in COPM	(89)	(105)

Cash COPM	182	204

Production tonnes (tonnes - thousands)	3,035	3,499

Potash cash COPM per tonne	60	58

Ammonia Controllable Cash COPM

Most directly comparable IFRS financial measure: COGS for the Nitrogen segment.

Definition: The total of COGS for the Nitrogen segment excluding depreciation and amortization expense included in COGS, cash COGS for products other than ammonia, other adjustments, and natural gas and steam costs, divided by net ammonia production tonnes.

Why we use the measure and why it is useful to investors: To assess operational performance. Ammonia controllable cash COPM excludes the effects of production from other periods, the costs of natural gas and steam, and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

	Three Months Ended March 31
(millions of US dollars, except as otherwise noted)	2020	2019

Total COGS - Nitrogen	581	511

Depreciation and amortization in COGS	(130)	(95)

Cash COGS for products other than ammonia	(361)	(307)

Ammonia

Total cash COGS before other adjustments	90	109

Other adjustments [1]	11	17

Total cash COPM	101	126

Natural gas and steam costs	(66)	(91)

Controllable cash COPM	35	35

Production tonnes (net tonnes [2] - thousands)	744	804

Ammonia controllable cash COPM per tonne	47	43

1 Includes changes in inventory balances and other adjustments.

2 Ammonia tonnes available for sale, as not upgraded to other Nitrogen products.

Gross Margin Excluding Depreciation and Amortization Per Tonne - Manufactured

Most directly comparable IFRS financial measure: Gross margin.

Definition: Gross margin from manufactured products per tonne less depreciation and amortization per tonne. Reconciliations are provided in the “Segment Results” section.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations, which excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions.

Retail EBITDA to Sales

Most directly comparable IFRS financial measure: Retail EBITDA divided by Retail sales.

Definition: Retail EBITDA divided by Retail sales for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A higher or lower percentage represents increased or decreased efficiency, respectively.

	Rolling four quarters ended March 31, 2020
(millions of US dollars, except as otherwise noted)	Q2 2019	Q3 2019	Q4 2019	Q1 2020	Total
EBITDA	836	190	231	7	1,264
Sales	6,512	2,499	2,171	2,649	13,831
EBITDA to sales (%)					9

Nutrien Financial Receivables

Most directly comparable IFRS financial measure: Receivables.

Definition: Nutrien Financial receivables are a subcategory of US Retail receivables segregated according to credit quality.

Why we use the measure and why it is useful to investors: Used by credit rating agencies and other users to evaluate overall credit risk.

(millions of US dollars)	As at March 31, 2020
Nutrien Financial receivables	795
Non-Nutrien Financial receivables	3,042
Receivables	3,837

Retail Adjusted Average Working Capital to Sales

Most directly comparable IFRS financial measure: (Current assets minus current liabilities for Retail) divided by Retail sales.

Definition: Retail adjusted average working capital divided by Retail adjusted sales for the last four rolling quarters. We exclude in our calculations the working capital and sales of certain acquisitions (such as Ruralco) during the first year of acquisition. We have amended our calculation to adjust for the sales of certain recently acquired businesses.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A lower or higher percentage represents increased or decreased efficiency, respectively.

	Rolling four quarters ended, March 31, 2020
(millions of US dollars, except as otherwise noted)	Q2 2019	Q3 2019	Q4 2019	Q1 2020	Average/Total
Working capital	3,741	3,699	1,759	2,288
Working capital from certain recent acquisitions	-	(75)	(138)	(108)
Adjusted working capital	3,741	3,624	1,621	2,180	2,792

Sales	6,512	2,499	2,171	2,649
Sales from certain recent acquisitions	-	-	(249)	(348)
Adjusted sales	6,512	2,499	1,922	2,301	13,234
Adjusted average working capital to sales (%)					21

Retail Cash Operating Coverage Ratio

Most directly comparable IFRS financial measure: Retail operating expenses1 as a percentage of Retail gross margin.

Definition: Retail operating expenses excluding depreciation and amortization expense, divided by Retail gross margin excluding depreciation and amortization expense in cost of goods sold for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To understand the costs and underlying economics of our Retail operations and to assess our Retail operating performance and ability to generate free cash flow.

	Rolling four quarters ended March 31, 2020
(millions of US dollars, except as otherwise noted)	Q2 2019	Q3 2019	Q4 2019	Q1 2020	Total
Operating expenses	749	617	667	677	2,710
Depreciation and amortization in operating expenses	(143)	(150)	(160)	(153)	(606)
Operating expenses excluding depreciation and amortization	606	467	507	524	2,104

Gross margin	1,440	655	736	529	3,360
Depreciation and amortization in cost of goods sold	1	2	2	2	7
Gross margin excluding depreciation and amortization	1,441	657	738	531	3,367
Cash operating coverage ratio (%)					62

1 Includes Retail expenses below gross margin including selling expenses, general and administrative expenses and other (income) expenses.

Retail EBITDA per US Selling Location

Most directly comparable IFRS financial measure: Retail US EBITDA.

Definition: Total Retail US EBITDA for the last four rolling quarters adjusted for acquisitions in those quarters, divided by the number of US locations that have generated sales in the last four rolling quarters adjusted for acquired locations.

Why we use the measure and why it is useful to investors: To assess our US Retail operating performance. Includes locations we have owned for more than 12 months.

	Rolling four quarters ended March 31, 2020

(millions of US dollars, except as otherwise noted)	Q2 2019	Q3 2019	Q4 2019	Q1 2020	Total
US EBITDA	672	142	143	(44)	913
Adjustments for acquisitions					(32)
US EBITDA adjusted for acquisitions					881

Number of US selling locations adjusted for acquisitions					911
EBITDA per US selling location (thousands of US dollars)					967

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of (Loss) Earnings

		Three Months Ended March 31

	Note	2020	2019

			Note 1

SALES	2	4,186	3,719

Freight, transportation and distribution		212	171

Cost of goods sold		3,101	2,573

GROSS MARGIN		873	975

Selling expenses		642	538

General and administrative expenses		104	95

Provincial mining and other taxes		57	65

Share-based compensation (recovery) expense	3	(32)	57

Impairment of assets		-	33

Other expenses	4	20	11

EARNINGS BEFORE FINANCE COSTS AND INCOME TAXES		82	176

Finance costs		133	123

(LOSS) EARNINGS BEFORE INCOME TAXES		(51)	53

Income tax (recovery) expense	5	(16)	12

NET (LOSS) EARNINGS		(35)	41

NET (LOSS) EARNINGS PER SHARE (“EPS”)

Basic		(0.06)	0.07

Diluted		(0.06)	0.07

Weighted average shares outstanding for basic EPS		571,168,000	602,266,000

Weighted average shares outstanding for diluted EPS		571,168,000	602,950,000

Condensed Consolidated Statements of Comprehensive (Loss) Income

	Three Months Ended March 31

(Net of related income taxes)	2020	2019

NET (LOSS) EARNINGS	(35)	41

Other comprehensive (loss) income

Items that will not be reclassified to net (loss) earnings:

Net actuarial gain on defined benefit plans	3	-

Net fair value (loss) gain on investments	(19)	9

Items that have been or may be subsequently reclassified to net (loss) earnings:

(Loss) gain on currency translation of foreign operations	(315)	19

Other	(27)	4

OTHER COMPREHENSIVE (LOSS) INCOME	(358)	32

COMPREHENSIVE (LOSS) INCOME	(393)	73

 (See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Cash Flows

		Three Months Ended March 31

	Note	2020	2019

			Note 1

OPERATING ACTIVITIES

Net (loss) earnings		(35)	41

Adjustments for:

Depreciation and amortization		473	420

Share-based compensation (recovery) expense		(32)	57

Impairment of assets		-	33

Recovery of deferred income tax		(22)	(3)

Other long-term liabilities and miscellaneous		(40)	2

Cash from operations before working capital changes		344	550

Changes in non-cash operating working capital:

Receivables		(323)	(146)

Inventories		(1,428)	(1,509)

Prepaid expenses and other current assets		766	455

Payables and accrued charges		115	135

CASH USED IN OPERATING ACTIVITIES		(526)	(515)

INVESTING ACTIVITIES

Additions to property, plant and equipment		(363)	(290)

Additions to intangible assets		(32)	(38)

Business acquisitions, net of cash acquired	10	(57)	(487)

Proceeds from disposal of discontinued operations, net of tax		-	10

Purchase of investments		(37)	(26)

Other		44	22

CASH USED IN INVESTING ACTIVITIES		(445)	(809)

FINANCING ACTIVITIES

Proceeds from short-term debt, net		4,494	1,004

Proceeds from long-term debt		6	-

Repayment of long-term debt	8	(501)	(500)

Repayment of principal portion of lease liabilities		(64)	(53)

Dividends paid	9	(256)	(264)

Repurchase of common shares	9	(160)	(798)

Issuance of common shares		-	2

CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		3,519	(609)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		(37)	(8)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		2,511	(1,941)

CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD		671	2,314

CASH AND CASH EQUIVALENTS – END OF PERIOD		3,182	373

Cash and cash equivalents comprised of:

Cash		389	247

Short-term investments		2,793	126

		3,182	373

SUPPLEMENTAL CASH FLOWS INFORMATION

Interest paid		96	114

Income taxes paid (received)		35	(115)

Total cash outflow for leases		92	76

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated Other Comprehensive (Loss) Income (“AOCI”)

	Number of Common Share0	Share Capital	Contributed Surplus	Net Fair Value (Loss) Gain on Investments	Net Actuarial Gain on Defined Benefit Plans [1]	Loss on Currency Translation of Foreign Operations	Other	Total AOCI	Retained Earnings	Total Equity [2]

BALANCE – DECEMBER 31, 2018	608,535,477	16,740	231	(7)	-	(251)	(33)	(291)	7,745	24,425

Net earnings	-	-	-	-	-	-	-	-	41	41

Other comprehensive income	-	-	-	9	-	19	4	32	-	32

Shares repurchased (Note 9)	(15,476,202)	(426)	-	-	-	-	-	-	(376)	(802)

Dividends declared	-	-	-	-	-	-	-	-	(1)	(1)

Effect of share-based compensation including issuance of common shares	49,624	2	4	-	-	-	-	-	-	6

Transfer of net loss on sale of investment	-	-	-	4	-	-	-	4	(4)	-

BALANCE – MARCH 31, 2019	593,108,899	16,316	235	6	-	(232)	(29)	(255)	7,405	23,701

BALANCE – DECEMBER 31, 2019	572,942,809	15,771	248	(29)	-	(204)	(18)	(251)	7,101	22,869

Net loss	-	-	-	-	-	-	-	-	(35)	(35)

Other comprehensive (loss) income	-	-	-	(19)	3	(315)	(27)	(358)	-	(358)

Shares repurchased (Note 9)	(3,832,580)	(105)	(55)	-	-	-	-	-	-	(160)

Dividends declared	-	-	-	-	-	-	-	-	(254)	(254)

Effect of share-based compensation including issuance of common shares	35,706	1	4	-	-	-	-	-	-	5

Transfer of net loss on cash flow hedges	-	-	-	-	-	-	5	5	-	5

Transfer of net actuarial gain on defined benefit plans	-	-	-	-	(3)	-	-	(3)	3	-

BALANCE – MARCH 31, 2020	569,145,935	15,667	197	(48)	-	(519)	(40)	(607)	6,815	22,072

1 Any amounts incurred during a period were transferred to retained earnings at each period-end. Therefore, no balance exists at the beginning or end of period.

2 All equity transactions were attributable to common shareholders.

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Balance Sheets

		March 31		December 31

As at	Note	2020	2019	2019

ASSETS

Current assets

Cash and cash equivalents		3,182	373	671

Receivables		3,837	3,446	3,542

Inventories		6,290	6,560	4,975

Prepaid expenses and other current assets		716	688	1,477

		14,025	11,067	10,665

Non-current assets

Property, plant and equipment		20,209	19,834	20,335

Goodwill	10	11,893	11,817	11,986

Other intangible assets		2,379	2,184	2,428

Investments		810	800	821

Other assets		552	564	564

TOTAL ASSETS		49,868	46,266	46,799

LIABILITIES

Current liabilities

Short-term debt	7	5,498	1,652	976

Current portion of long-term debt	8	-	1,001	502

Current portion of lease liabilities		221	196	214

Payables and accrued charges		7,362	6,602	7,437

		13,081	9,451	9,129

Non-current liabilities

Long-term debt	8	8,544	7,080	8,553

Lease liabilities		848	837	859

Deferred income tax liabilities	5	3,130	2,955	3,145

Pension and other post-retirement benefit liabilities		426	405	433

Asset retirement obligations and accrued environmental costs		1,620	1,675	1,650

Other non-current liabilities		147	162	161

TOTAL LIABILITIES		27,796	22,565	23,930

SHAREHOLDERS’ EQUITY

Share capital	9	15,667	16,316	15,771

Contributed surplus		197	235	248

Accumulated other comprehensive loss		(607)	(255)	(251)

Retained earnings		6,815	7,405	7,101

TOTAL SHAREHOLDERS’ EQUITY		22,072	23,701	22,869

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		49,868	46,266	46,799

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Notes to the Condensed Consolidated Financial Statements

As at and for the Three Months Ended March 31, 2020

NOTE 1  BASIS OF PRESENTATION

Nutrien Ltd. (collectively with its subsidiaries, known as “Nutrien”, “we”, “us, “our” or the “Company”) is the world’s largest provider of crop inputs and services. Nutrien plays a critical role in helping growers around the globe increase food production in a sustainable manner.

These unaudited interim condensed consolidated financial statements (“interim financial statements”) are based on International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. The accounting policies and methods of computation used in preparing these interim financial statements are consistent with those used in the preparation of our 2019 annual consolidated financial statements. These interim financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with our 2019 annual consolidated financial statements.

Certain immaterial 2019 figures have been reclassified in the condensed consolidated statements of (loss) earnings, condensed consolidated statements of cash flows and segment information.

In management’s opinion, the interim financial statements include all adjustments necessary to fairly present such information in all material respects. Interim results are not necessarily indicative of the results expected for any other interim period or the fiscal year. On March 11, 2020, the World Health Organization declared the novel strain of coronavirus (“COVID-19”) a global pandemic. We have assessed our accounting estimates and other matters that require the use of forecasted financial information for the impact of the COVID-19 pandemic. The assessment included estimates of the unknown future impacts of the pandemic using information that is reasonably available at this time. Accounting estimates and other matters assessed include the allowance for expected credit losses of receivables from customers, inventory valuation, goodwill and other long-lived assets, financial assets, tax assets, pension obligation and assets, and revenue recognition. Based on the current assessment, there was not a material impact to these interim financial statements. As additional information becomes available, the future assessment of these estimates, including expectations about the severity, duration and scope of the pandemic, could differ materially in future reporting periods.

These interim financial statements were authorized by the audit committee of the Board of Directors for issue on May 6, 2020.

NOTE 2  SEGMENT INFORMATION

The Company has four reportable operating segments: Retail, Potash, Nitrogen and Phosphate. The Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and provides services directly to growers through a network of farm centers in North and South America and Australia. The Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each produces. Sales reported under our Corporate and Others segment primarily relates to our non-core Canadian business.

Unaudited	In millions of US dollars except as otherwise noted

	Three Months Ended March 31, 2020

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	2,640	547	646	326	27	-	4,186

– intersegment	9	64	132	57	-	(262)	-

Sales – total	2,649	611	778	383	27	(262)	4,186

Freight, transportation and distribution	-	94	100	70	-	(52)	212

Net sales	2,649	517	678	313	27	(210)	3,974

Cost of goods sold	2,120	265	581	320	25	(210)	3,101

Gross margin	529	252	97	(7)	2	-	873

Selling expenses	635	3	7	2	(5)	-	642

General and administrative expenses	38	2	2	2	60	-	104

Provincial mining and other taxes	-	57	-	-	-	-	57

Share-based compensation recovery	-	-	-	-	(32)	-	(32)

Other expenses	4	1	2	6	7	-	20

(Loss) earnings before finance costs and income taxes	(148)	189	86	(17)	(28)	-	82

Depreciation and amortization	155	96	150	63	9	-	473

EBITDA [1]	7	285	236	46	(19)	-	555

Assets – at March 31, 2020	20,455	11,836	10,946	2,170	4,720	(259)	49,868

1 EBITDA is calculated as net (loss) earnings before finance costs, income taxes, and depreciation and amortization.

	Three Months Ended March 31, 2019

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	2,030	707	612	342	28	-	3,719

– intersegment	9	63	137	57	-	(266)	-

Sales – total	2,039	770	749	399	28	(266)	3,719

Freight, transportation and distribution	-	73	72	50	-	(24)	171

Net sales	2,039	697	677	349	28	(242)	3,548

Cost of goods sold	1,630	272	511	335	28	(203)	2,573

Gross margin	409	425	166	14	-	(39)	975

Selling expenses	532	4	7	1	(6)	-	538

General and administrative expenses	27	-	2	2	64	-	95

Provincial mining and other taxes	-	63	1	-	1	-	65

Share-based compensation expense	-	-	-	-	57	-	57

Impairment of assets	-	-	-	-	33	-	33

Other expenses (income)	12	(3)	(5)	3	4	-	11

(Loss) earnings before finance costs and income taxes	(162)	361	161	8	(153)	(39)	176

Depreciation and amortization	136	100	113	60	11	-	420

EBITDA	(26)	461	274	68	(142)	(39)	596

Assets – at December 31, 2019	19,990	11,696	10,991	2,198	2,129	(205)	46,799

Unaudited	In millions of US dollars except as otherwise noted

Presented below is revenue from contracts with customers disaggregated by product line or geographic location for each reportable segment to show how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

	Three Months Ended March 31

	2020	2019

Retail sales by product line

Crop nutrients	785	687

Crop protection products	1,010	744

Seed	394	356

Merchandise	216	108

Services and other	244	144

	2,649	2,039

Potash sales by geography

Manufactured product

North America	319	318

Offshore [1]	292	451

Other potash and purchased products	-	1

	611	770

Nitrogen sales by product line

Manufactured product

Ammonia	156	187

Urea	262	231

Solutions, nitrates and sulfates	196	191

Other nitrogen and purchased products	164	140

	778	749

Phosphate sales by product line

Manufactured product

Fertilizer	221	240

Industrial and feed	120	124

Other phosphate and purchased products	42	35

	383	399

1 Relates to Canpotex Limited. (“Canpotex”) (Note 12).

NOTE 3  SHARE-BASED COMPENSATION

The following table summarizes the awards granted under our existing share-based compensation plans described in Note 6 of our 2019 annual consolidated financial statements:

	Three Months Ended March 31

	2020	2019

Stock options:

Granted (number of units)	2,293,802	1,376,533

Weighted average grant date fair value (US dollars)	6.93	11.27

Cash-settled share-based awards granted (number of units)	1,278,324	1,129,263

Unaudited	In millions of US dollars except as otherwise noted

NOTE 4  OTHER EXPENSES (INCOME)

	Three Months Ended March 31

	2020	2019

Merger and related costs	-	11

Acquisition and integration related costs	10	-

Foreign exchange (gain) loss, net of related derivatives	(31)	7

Earnings of equity-accounted investees	(10)	(17)

Bad debts	6	6

COVID-19 related expenses	2	-

Other expenses	43	4

	20	11

NOTE 5  INCOME TAXES

A separate estimated average annual effective income tax rate was determined for each taxing jurisdiction and applied individually to the interim period pre-tax earnings for each jurisdiction.

	Three Months Ended March 31

	2020	2019

Income tax (recovery) expense	(16)	12

Actual effective tax rate on loss/earnings (%)	37	(5)

Actual effective tax rate including discrete items (%)	32	23

Discrete tax adjustments that impacted the tax rate	2	15

Income tax balances within the condensed consolidated balance sheets were comprised of the following:

Income Tax Assets and Liabilities	Balance Sheet Location	As at March 31, 2020	As at December 31, 2019
Income tax assets

Current	Receivables	156	104

Non-current	Other assets	34	36

Deferred income tax assets	Other assets	271	249

Total income tax assets		461	389

Income tax liabilities

Current	Payables and accrued charges	46	43

Non-current	Other non-current liabilities	44	44

Deferred income tax liabilities	Deferred income tax liabilities	3,130	3,145

Total income tax liabilities		3,220	3,232

Unaudited	In millions of US dollars except as otherwise noted

NOTE 6  FINANCIAL INSTRUMENTS

Cash Flow Hedges

During the three months ended March 31, 2020, we entered into the following derivative contracts, which we designated as cash flow hedges:

Risk Managed	Hedging Instrument	Objective	Effective Portion	Ineffective Portion

Foreign exchange risk	• Forward contracts	To manage the risk resulting from foreign exchange rate fluctuations related to forecasted costs denominated in Canadian dollars	Change in fair value: Other comprehensive income (loss) (“OCI”) Occurrence of hedged forecast transaction: inventory, related liability or net earnings, issuance of debt, repayment of interest	Net earnings
Interest rate risk	• Swap • Collar • Treasury lock	To limit our exposure to future interest rate changes and the impact on probable forecasted transactions

We assess whether these derivatives used in hedging transactions are expected to be or were highly effective both at the inception of the hedges and on an ongoing basis. Potential sources of ineffectiveness are changes in timing or amounts of forecasted cash flows, embedded optionality, and changes in our credit risk or the credit risk of a counterparty. Measurement of ineffectiveness is based on a comparison of the cumulative changes in fair value of the hedging instrument and the cumulative change in the fair value of a hypothetical derivative with terms based on the hedged forecast cash flows.

The following table presents our significant foreign currency derivatives that existed at:

	March 31, 2020			December 31, 2019

Sell/buy	Notional	Maturities	Average contract rate	Notional	Maturities	Average contract rate

Derivatives not designated as hedges

Forwards

USD/CDN	350	2020	1.3993	337	2020	1.3096

CDN/USD	135	2020	1.4003	120	2020	1.3138

USD/AUD [1]	110	2020	1.4846	78	2020	1.4593

AUD/USD	54	2020	1.5862	47	2020	1.4563

Derivatives designated as hedges

Forwards

USD/CDN	296	2020	1.3420	-	-	-

1 Australian Dollar

As at March 31, 2020, our interest rate derivative contracts we designated as hedges had a total notional amount of $680.

Fair Value

Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in a current arm’s-length transaction between knowledgeable, willing parties. The valuation policies and procedures for financial reporting purposes are determined by our finance department. There have been no changes to our valuation methods presented in Note 12 of the 2019 annual consolidated financial statements and those valuation methods have been applied in these interim financial statements.

Unaudited	In millions of US dollars except as otherwise noted

The following table presents our fair value hierarchy for financial instruments carried at fair value on a recurring basis or measured at amortized cost:

	March 31, 2020			December 31, 2019

Financial assets (liabilities) measured at	Carrying Amount	Level 1 [1]	Level 2 [1]	Carrying Amount	Level 1 [1]	Level 2 [1]

Fair value on a recurring basis

Cash and cash equivalents	3,182	-	3,182	671	-	671

Derivative instrument assets	20	-	20	5	-	5

Other current financial assets - marketable securities [2]	187	21	166	193	27	166

Investments at FVTOCI [3]	141	141	-	161	161	-

Derivative instrument liabilities	(80)	-	(80)	(33)	-	(33)

Amortized cost

Current portion of long-term debt

Notes and debentures	-	-	-	(494)	-	(503)

Fixed and floating rate debt	-	-	-	(8)	-	(8)

Long-term debt

Notes and debentures	(8,519)	(4,112)	(4,960)	(8,528)	(1,726)	(7,440)

Fixed and floating rate debt	(25)	-	(25)	(25)	-	(25)

1 During the period ended March 31, 2020, there were no transfers between Level 1 and Level 2 for financial instruments measured at fair value on a recurring basis. Our policy is to recognize transfers at the end of the reporting period.

2 Marketable securities consist of equity and fixed income securities. We determine the fair value of equity securities based on the bid price of identical instruments in active markets. We value fixed income securities using quoted prices of instruments with similar terms and credit risk.

3 Investments at fair value through other comprehensive income (“FVTOCI”) are comprised of shares in Sinofert Holdings Ltd.

The following table presents the carrying amounts of recognized financial instruments that are subject to master netting or similar agreements:

	March 31, 2020			December 31, 2019

Financial assets (liabilities)	Gross	Offset	Net Amounts Presented	Gross	Offset	Net Amounts Presented

Derivative instrument assets

Natural gas derivatives	1	-	1	-	-	-

Foreign currency forwards	19	-	19	5	-	5

Derivative instrument liabilities

Natural gas derivatives [1]	(30)	-	(30)	(30)	-	(30)

Foreign currency forwards	(29)	-	(29)	(3)	-	(3)

Interest rate derivatives	(21)	-	(21)	-	-	-

Other long-term debt instruments [2]	(150)	150	-	(150)	150	-

	(210)	150	(60)	(178)	150	(28)

1 Cash margin deposits of $16 (December 31, 2019 – $17) were placed with counterparties related to legally enforceable master netting arrangements.

2 Back-to-back loan arrangements that are not subject to any financial test covenants but are subject to certain customary covenants and events of default. We were in compliance with these covenants as at March 31, 2020.

Unaudited	In millions of US dollars except as otherwise noted

NOTE 7  SHORT-TERM DEBT

Short-term debt was comprised of:

	Rate of Interest (%)	Total Facility Limit [1]	March 31, 2020	December 31, 2019

Credit facilities

Unsecured revolving term credit facility	2.0 - 2.4	4,500	3,050	-

Uncommitted revolving demand facility	2.7 - 2.8	500	450	-

Committed revolving credit facilities	Nil	300	-	-

Other credit facilities [2]	1.3 - 10.4	710	347	326

Commercial paper	1.4 - 2.8		1,651	650

			5,498	976

1 As at March 31, 2020.

2 Other credit facilities are unsecured and consist of South American facilities with debt of $150 (December 31, 2019 – $149) and interest rates ranging from 2.8 percent to 10.4 percent, Australian facilities with debt of $155 (December 31, 2019 – $157) and interest rates ranging from 1.9 percent to 2.2 percent, and Other facilities with debt of $42 (December 31, 2019 – $20) and interest rates ranging from 1.3 percent to 2.5 percent.

The amount available under the commercial paper program is limited to the availability of backup funds under the $4,500 unsecured revolving term credit facility and excess cash invested in highly liquid securities.

Subsequent to March 31, 2020, and in addition to the $300 new committed revolving credit facilities entered into during the first quarter, we entered into new committed revolving credit facilities totaling approximately $1.2 billion, all with the same principal covenants and events of default as our existing credit facilities. At May 5, 2020, our short-term debt balance decreased by approximately $2.4 billion from March 31, 2020, as a result of repayments on our unsecured revolving term credit facility and commercial paper settlements net of drawdowns with a corresponding decrease in cash and cash equivalents.

NOTE 8  LONG-TERM DEBT

The following tables summarize our long-term debt repayment activities during the three months ended March 31, 2020:

	Rate of interest (%)	Maturity	Amount

Notes repaid 2020	4.875	March 30, 2020	500

In March 2020, we filed a base shelf prospectus in Canada and the US qualifying the issuance of up to $5 billion of common shares, debt and other securities during a period of 25 months from March 16, 2020. Issuance of securities requires us to file a prospectus supplement and is subject to availability of funding in capital markets.

NOTE 9  SHARE CAPITAL

Share repurchase programs

	Board of Directors Approval	Expiry	Maximum Shares for Repurchase

2019 Normal Course Issuer Bid [1]	February 20, 2019	February 26, 2020	42,164,420

2020 Normal Course Issuer Bid [2]	February 18, 2020	February 26, 2021	28,572,458

1 The 2019 normal course issuer bid permitted the repurchase of up to 7 percent of our outstanding common shares for cancellation. As of the expiry date, we had repurchased 33,256,668 of the maximum shares for repurchase.

2 The 2020 normal course issuer bid permits the repurchase of up to 5 percent of our outstanding common shares for cancellation and can expire earlier than the date above if we acquire the maximum number of common shares allowable or otherwise decide not to make any further repurchases.

Purchases under the normal course issuer bids were, or may be, made through open market purchases at market prices as well as by other means permitted by applicable securities regulatory authorities, including private agreements.

Unaudited	In millions of US dollars except as otherwise noted

The following table summarizes our share repurchase activities during the period:

	Three Months Ended March 31

	2020	2019

Number of common shares repurchased for cancellation	3,832,580	15,476,202

Average price per share (US dollars)	41.96	51.80

Total cost	160	802

Dividends declared

We declared dividends per share of $0.45 (2019 – $Nil) during the three months ended March 31, 2020, payable on April 16, 2020 to shareholders of record on March 31, 2020.

Subsequent to March 31, 2020, our Board of Directors declared a quarterly dividend of $0.45 per share payable on July 17, 2020 to shareholders of record on June 30, 2020. The total estimated dividend to be paid is $256.

Anti-dilutive shares

As we recorded a net loss for the three months ended March 31, 2020, all stock options had an anti-dilutive effect. If we had net earnings, the diluted weighted average shares calculation would have included 66,806 stock options for the three months ended March 31, 2020.

NOTE 10  BUSINESS ACQUISITIONS

On September 30, 2019, we acquired Ruralco Holdings Limited (“Ruralco”) for a purchase price, net of cash and cash equivalents acquired, of $330 million. We have engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed.

The preliminary values allocated to the acquired assets and assumed liabilities based upon fair values were as follows:

	March 31, 2020
	Ruralco (Estimate)
	Preliminary [1]	Adjustments [2]	Revised Fair Value
Receivables	289	29	318	[3]
Inventories	117	(2)	115
Prepaid expenses and other current assets	8	-	8
Property, plant and equipment	136	-	136
Goodwill	202	(13)	189
Other intangible assets	165	45	210
Investments	15	-	15
Other assets	16	-	16
Total assets	948	59	1,007
Short-term debt	112	55	167
Payables and accrued charges	345	(3)	342
Lease liabilities, including current portion	110	-	110
Deferred income tax liabilities	38	7	45
Other non-current liabilities	13	-	13
Total liabilities	618	59	677
Total consideration	330	-	330

1 Preliminary value as previously reported in our 2019 annual consolidated financial statements. The purchase price allocation is not final as we continue to obtain and verify information required to determine the fair value of certain assets and liabilities and the amount of deferred income taxes arising on their recognition. We estimated the preliminary purchase price allocation as of the date of the acquisition based on information that was available and continue to adjust those estimates as new information that existed at the date of acquisition becomes available. We expect to finalize the amounts recognized when we obtain the information necessary to complete the analysis, and in any event, not later than September 30, 2020.

2 We recorded adjustments to the preliminary fair value to reflect facts and circumstances in existence as of the date of acquisition. These adjustments primarily related to changes in the preliminary valuation assumptions, including refinement of intangible assets. All measurement period adjustments were offset against goodwill.

3 Includes receivables from customers with gross contractual amounts of $260, of which $5 are considered to be uncollectible.

Unaudited	In millions of US dollars except as otherwise noted

NOTE 11  SEASONALITY

Seasonality in our business results from increased demand for products during planting season. Crop input sales are generally higher in spring and fall application seasons. Crop input inventories are normally accumulated leading up to each application season. The results of this seasonality have a corresponding effect on receivables from customers and rebates receivables, inventories, prepaid expenses and other current assets and trade payables. Our short-term debt also fluctuates during the year to meet working capital needs. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are typically concentrated in December and January and inventory prepayments paid to our vendors are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

NOTE 12  RELATED PARTY TRANSACTIONS

We sell potash from our Canadian mines for use outside Canada and the United States exclusively to Canpotex. Sales are at prevailing market prices and are settled on normal trade terms. Sales to Canpotex for the three months ended March 31, 2020 were $292 (2019 – $451). At March 31, 2020, the related receivables owing from Canpotex was $251 (December 31, 2019 – $194).